Branch 18 , FRANKLIN
811-01608 (High Income Trust)

RECD S.E.C.
DEC 6 2004
1086

FRANKLIN TEMPLETON
INVESTMENTS

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL

November 19, 2004

4

04053696

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: *Strigliabotti, et al., v. Franklin Resources, Inc., et al.*

Ladies and Gentlemen:

Pursuant to Section 33 (a) of the 1940 Act, we are enclosing for filing the following additional pleadings in the above-mentioned lawsuit, which we previously reported to your office:

1. Request Pursuant to Local Rule 7 for Leave to File Plaintiffs' Opposition Brief to Defendants' Motion to Dismiss in Excess of 25 Pages, including Exhibit A, Stipulation and [Proposed] Order re. Local Rule 7 for Leave to File Plaintiffs' Opposition Brief to Defendants' Motion to Dismiss in Excess of 25 Pages.
2. Order re. Local Rule 7 for Leave to File Plaintiffs' Opposition Brief to Defendants' Motion to Dismiss in Excess of 25 Pages.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon

Aliya S. Gordon
Associate Corporate Counsel

PROCESSED
JAN 24 2005
THOMSON
FINANCIAL

Encls.

cc: Barbara J. Green, Esq. (w/o encls.)
Murray L. Simpson, Esq. (w/o encls.)

16739-2

Ronald Lovitt, Bar No. 040921
J. Thomas Hannan, Bar No. 039140
Henry I. Bornstein, Bar No. 75885
LOVITT & HANNAN, INC.
900 Front Street, Suite 300
San Francisco, California 94111
Telephone: (415) 362-8769
Facsimile: (415) 362-7528

Lynn Lincoln Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Facsimile: (206) 623-3384

Attorneys for Plaintiffs
(List of Additional Counsel at End of Document)

LOVITT & HANNAN, INC.
ATTORNEYS AT LAW
900 FRONT STREET, SUITE 300
SAN FRANCISCO 94111
(415) 362-8769

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SUSAN STRIGLIABOTTI, et al., for the use and benefit of THE TEMPLETON GROWTH FUND; et al, Plaintiffs, v. FRANKLIN RESOURCES, INC., et al., Defendants.	Case No. C 04 0883 SI **REQUEST PURSUANT TO LOCAL RULE 7 FOR LEAVE TO FILE PLAINTIFFS' OPPOSITION BRIEF TO DEFENDANTS' MOTION TO DISMISS IN EXCESS OF 25 PAGES** Hearing Date: February 4, 2005 Time: 9:00 a.m. Location: Courtroom 10, 19th Fl. Hon. Susan B. Illston

Defendants have filed a motion to dismiss addressed to all eleven counts of the First Amended Complaint. In order for Plaintiffs to respond adequately to each count, Plaintiffs respectfully submit that an additional 10 pages is needed. Accordingly, Plaintiffs request that they be permitted to file a 35 page response to the Defendants' Motion to Dismiss. Defendants stipulation to this request is attached hereto as Exhibit A.

DATED: November 17, 2004

Respectfully submitted,

LOVITT & HANNAN, INC.
Ronald Lovitt
J. Thomas Hannan
Henry I. Bornstein

By Ronald Lovitt
Ronald Lovitt
Attorneys for Plaintiffs

Lynn Lincoln Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Facsimile: (206) 623-3384

ADDITIONAL COUNSEL FOR PLAINTIFF:

Ron Kilgard, *pro hac vice*
Gary Gotto, *pro hac vice*
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Suite 900
Phoenix, AZ 85012
Telephone: 602-248-0088
Facsimile: 602-248-2822

Michael J. Brickman, *pro hac vice*

LOVITT & HANNAN, INC.
ATTORNEYS AT LAW
900 FRONT STREET, SUITE 300
SAN FRANCISCO 94111
(415) 362-8769

James C. Bradley, *pro hac vice*
Nina H. Fields, *pro hac vice*
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401
Telephone: 842-727-6500
Facsimile: 843-727-3103

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, L.L.P.
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
Telephone: 813-225-2500
Facsimile: 813-223-7118

LOVITT & HANNAN, INC.
ATTORNEYS AT LAW
900 FRONT STREET, SUITE 300
SAN FRANCISCO 94111
(415) 362-8769

PROOF OF SERVICE BY MAIL

I, Laura J. Davies, the undersigned, hereby certify and declare:

1. I am over the age of 18 years and am not a party to the within cause.

2. I am employed in the office of a member of the bar of this Court, at whose direction this service was made.

3. My business address is 900 Front Street, Suite 300, San Francisco, California 94111.

4. I am familiar with my employer's mail collection and processing practices; know that said mail is collected and deposited with the United States Postal Service on the same day it is deposited in the interoffice mail, with postage thereon fully prepaid.

5. Following said practice, on November 17, 2004, I served a true copy of the attached document(s) titled exactly

REQUEST PURSUANT TO LOCAL RULE 7 FOR LEAVE TO FILE PLAINTIFFS' OPPOSITION BRIEF TO DEFENDANTS' MOTION TO DISMISS IN EXCESS OF 25 PAGES

by placing the same in an addressed, sealed envelope and depositing it in the regularly maintained interoffice mail addressed to the following:

Meredith N. Landy, Esq.
Dale Edmondson, Esq.
O'MELVENY & MYERS, LLP
2765 Sand Hill Road
Menlo Park, CA 94025

Daniel A. Pollack, Esq.
Edward McDermott, Esq.
Anthony Zaccaria, Esq.
POLLACK & KAMINSKY
114 West 47th street
New York, NY 10036

6. I declare under penalty of perjury that the foregoing is true and correct and that this declaration was executed on November 17, 2004, at San Francisco, California.

[signature]
Laura J. Davies

EXHIBIT A

Ronald Lovitt, Bar No. 040921
J. Thomas Hannan, Bar No. 039140
Henry I. Bornstein, Bar No. 75885
LOVITT & HANNAN, INC.
900 Front Street, Suite 300
San Francisco, California 94111
Telephone: (415) 362-8769
Facsimile: (415) 362-7528

Lynn Lincoln Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Facsimile: (206) 623-3384

Attorneys for Plaintiffs
(List of Additional Counsel at End of Document)

LOVITT & HANNAN, INC.
ATTORNEYS AT LAW
900 FRONT STREET, SUITE 300
SAN FRANCISCO 94111
(415) 362-8769

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SUSAN STRIGLIABOTTI, et al., for the use and benefit of THE TEMPLETON GROWTH FUND; et al, Plaintiffs, v. FRANKLIN RESOURCES, INC., et al., Defendants.	Case No. C 04 0883 SI **STIPULATION AND [PROPOSED] ORDER RE LOCAL RULE 7 FOR LEAVE TO FILE PLAINTIFFS' OPPOSITION BRIEF TO DEFENDANTS' MOTION TO DISMISS IN EXCESS OF 25 PAGES**

It is hereby stipulated by the undersigned parties that Plaintiffs shall be granted leave to file a 35 page brief in Opposition to Defendants' Motion to Dismiss.

EXHIBIT_A

DATED: November 16, 2004

LOVITT & HANNAN, INC.

By [signature]
Ronald Lovitt, Esq.

Ronald Lovitt, Bar No. 040921
J. Thomas Hannan, Bar No. 039140
Henry I. Bornstein, Bar No. 75885
LOVITT & HANNAN, INC.
900 Front Street, Suite 300
San Francisco, California 94111
Telephone: (415) 362-8769
Facsimile: (415) 362-7528

Lynn Lincoln Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Facsimile: (206) 623-3384

Ron Kilgard, *pro hac vice*
Gary Gotto, *pro hac vice*
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Suite 900
Phoenix, AZ 85012
Telephone: 602-248-0088
Facsimile: 602-248-2822

Michael J. Brickman, *pro hac vice*
James C. Bradley, *pro hac vice*
Nina H. Fields, *pro hac vice*
RICHARDSON, PATRICK,
WESTBROOK & BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401
Telephone: 842-727-6500
Facsimile: 843-727-3103

LOVITT & HANNAN, INC.
ATTORNEYS AT LAW
900 FRONT STREET, SUITE 300
SAN FRANCISCO 94111
(415) 362-8769

LOVITT & HANNAN, INC.
ATTORNEYS AT LAW
900 FRONT STREET, SUITE 300
SAN FRANCISCO 94111
(415) 362-8769

DATED: November 17, 2004

O'MELVENY & MYERS LLP

By: Meredith Landy /d.e.
Meredith N. Landy, Esq.

Meredith N. Landy, Bar No. 136489
Dale Edmondson, Bar No. 189793
O'MELVENY & MYERS LLP
2765 Sand Hill Road
Menlo Park, CA 94025
Telephone (650) 473-2671
Facsimile (650) 473-2601

Daniel A. Pollack, *Pro Hac Vice*
Edward McDermott, *Pro Hac Vice*
Anthony Zaccaria, *Pro Hac Vice*
POLLACK & KAMINSKY
114 West 47th street
New York, NY 10036
Telephone (212) 575-4700
Facsimile (212) 575-6560

Attorneys for Defendants
FRANKLIN RESOURCES, FRANKLIN ADVISERS, INC., FRANKLIN TEMPLETON DISTRIBUTORS, INC., TEMPLETON GLOBAL ADVISORS, LTD., FRANKLIN ADVISORY SERVICES, LLC, FRANKLIN MUTUAL ADVISERS, LLC, AND FRANKLIN TEMPLETON SERVICES, LTD.

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
JOHNSON, POPE, BOKOR, RUPPEL &
BURNS, L.L.P.
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
Telephone: 813-225-2500
Facsimile: 813-223-7118

Attorneys for Plaintiffs

LOVITT & HANNAN, INC.
ATTORNEYS AT LAW
900 FRONT STREET, SUITE 300
SAN FRANCISCO 94111
(415) 362-8769

PURSUANT TO STIPULATION, IT IS SO ORDERED.

Date: ______________________ ______________________________
UNITED STATES DISTRICT JUDGE

LOVITT & HANNAN, INC.
ATTORNEYS AT LAW
900 FRONT STREET, SUITE 300
SAN FRANCISCO 94111
(415) 362-8769

Ronald Lovitt, Bar No. 040921
J. Thomas Hannan, Bar No. 039140
Henry I. Bornstein, Bar No. 75885
LOVITT & HANNAN, INC.
900 Front Street, Suite 300
San Francisco, California 94111
Telephone: (415) 362-8769
Facsimile: (415) 362-7528

Lynn Lincoln Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Facsimile: (206) 623-3384

Attorneys for Plaintiffs
(List of Additional Counsel at End of Document)

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SUSAN STRIGLIABOTTI, et al., for the use and benefit of THE TEMPLETON GROWTH FUND; et al, Plaintiffs, v. FRANKLIN RESOURCES, INC., et al., Defendants.	Case No. C 04 0883 SI **STIPULATION AND [PROPOSED] ORDER RE LOCAL RULE 7 FOR LEAVE TO FILE PLAINTIFFS' OPPOSITION BRIEF TO DEFENDANTS' MOTION TO DISMISS IN EXCESS OF 25 PAGES**

It is hereby stipulated by the undersigned parties that Plaintiffs shall be granted leave to file a 35 page brief in Opposition to Defendants' Motion to Dismiss.

DATED: November 16, 2004

LOVITT & HANNAN, INC.

By [signature]
Ronald Lovitt, Esq.

Ronald Lovitt, Bar No. 040921
J. Thomas Hannan, Bar No. 039140
Henry I. Bornstein, Bar No. 75885
LOVITT & HANNAN, INC.
900 Front Street, Suite 300
San Francisco, California 94111
Telephone: (415) 362-8769
Facsimile: (415) 362-7528

Lynn Lincoln Sarko, *pro hac vice*
Michael D. Woerner, *pro hac vice*
Gretchen F. Cappio, *pro hac vice*
KELLER ROHRBACK, L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052
Telephone: (206) 623-1900
Facsimile: (206) 623-3384

Ron Kilgard, *pro hac vice*
Gary Gotto, *pro hac vice*
KELLER ROHRBACK P.L.C.
National Bank Plaza
3101 North Central Avenue, Suite 900
Phoenix, AZ 85012
Telephone: 602-248-0088
Facsimile: 602-248-2822

Michael J. Brickman, *pro hac vice*
James C. Bradley, *pro hac vice*
Nina H. Fields, *pro hac vice*
RICHARDSON, PATRICK, WESTBROOK & BRICKMAN, LLC
174 East Bay Street
Charleston, SC 29401
Telephone: 842-727-6500
Facsimile: 843-727-3103

LOVITT & HANNAN, INC.
ATTORNEYS AT LAW
900 FRONT STREET, SUITE 300
SAN FRANCISCO 94111
(415) 362-8769

DATED: November 17, 2004

O'MELVENY & MYERS LLP

By: Meredith Landy /d.e.
Meredith N. Landy, Esq.

Meredith N. Landy,Bar No. 136489
Dale Edmondson, Bar No. 189793
O'MELVENY & MYERS LLP
2765 Sand Hill Road
Menlo Park, CA 94025
Telephone (650) 473-2671
Facsimile (650) 473-2601

Daniel A. Pollack, *Pro Hac Vice*
Edward McDermott, *Pro Hac Vice*
Anthony Zaccaria, *Pro Hac Vice*
POLLACK & KAMINSKY
114 West 47th street
New York, NY 10036
Telephone (212) 575-4700
Facsimile (212) 575-6560

Attorneys for Defendants
FRANKLIN RESOURCES, FRANKLIN ADVISERS, INC., FRANKLIN TEMPLETON DISTRIBUTORS, INC., TEMPLETON GLOBAL ADVISORS, LTD., FRANKLIN ADVISORY SERVICES, LLC, FRANKLIN MUTUAL ADVISERS, LLC, AND FRANKLIN TEMPLETON SERVICES, LTD.

LOVITT & HANNAN, INC.
ATTORNEYS AT LAW
900 FRONT STREET, SUITE 300
SAN FRANCISCO 94111
(415) 362-8769

Guy M. Burns
Jonathan S. Coleman
Becky Ferrell-Anton
JOHNSON, POPE, BOKOR, RUPPEL & BURNS, L.L.P.
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
Telephone: 813-225-2500
Facsimile: 813-223-7118

Attorneys for Plaintiffs

LOVITT & HANNAN, INC.
ATTORNEYS AT LAW
900 FRONT STREET, SUITE 300
SAN FRANCISCO 94111
(415) 362-8769

PURSUANT TO STIPULATION, IT IS SO ORDERED.

Date: ____________________


UNITED STATES DISTRICT COURT
IT IS SO ORDERED
Judge Susan Illston
NORTHERN DISTRICT OF CALIFORNIA

____
DISTRICT JUDGE

LOVITT & HANNAN, INC.
ATTORNEYS AT LAW
900 FRONT STREET, SUITE 300
SAN FRANCISCO 94111
(415) 362-8769